Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for December 2018 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for December 2018 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In December 2018, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 10.91% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic, regional and international routes increased by 9.89%, 11.43% and 13.15%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 9.81%. Of which, passenger traffic for domestic, regional and international routes increased by 7.81%, 10.13% and 14.24%, respectively as compared to the same period last year. The passenger load factor was 81.03%, representing a decrease of 0.81 percentage point as compared to the same period last year. Of which, the passenger load factor for domestic and regional routes decreased by 1.55 percentage points and 0.90 percentage point, respectively, and international route increased by 0.79 percentage point, as compared to the same period last year.

In terms of cargo operations, in December 2018, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 12.19% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 8.66% as compared to the same period last year. The cargo and mail load factor was 51.43%, representing a decrease of 1.67 percentage points as compared to the same period last year.

In December 2018, the Group has newly launched the following major routes: Fuzhou-Paris-Fuzhou route (three flights per week) since 11 December 2018. Shenyang-Los Angeles-Shenyang route (three flights per week) since 18 December 2018 and Beijing-Istanbul-Beijing route (three flights per week) since 20 December 2018.

In December 2018, the Group had introduced 13 aircraft, including two B737-800 aircraft, three B737-8 aircraft, one B787-9 aircraft, four A320NEO aircraft, two A321NEO aircraft and one A330-300 aircraft. As of the end of December 2018, the Group operated a fleet of 840 aircraft as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	3	2	0	5
Airbus 330 Series	10	30	10	50
Airbus 320 Series	94	83	122	299
Boeing 787 Series	2	23	5	30
Boeing 777 Series	8	14	0	22
Boeing 757 Series	4	0	0	4
Boeing 737 Series	153	84	165	402
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	20	26
Total	282	236	322	840

KEY OPERATION DATA OF DECEMBER 2018

Capacity	December 2018			Cumulative 2018
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	14,777.67	0.41	7.81	178,972.11	11.56
Regional	282.66	1.08	10.13	3,304.77	12.61
International	7,029.36	13.92	14.24	76,909.55	14.22
Total	22,089.69	4.36	9.81	259,186.43	12.35
RTK (in million)
Domestic	1,460.45	0.28	6.94	17,430.78	10.08
Regional	27.60	0.94	9.73	315.38	11.63
International	1,121.77	4.09	12.91	12,559.70	12.10
Total	2,609.83	1.89	9.46	30,305.87	10.93
RTK - Cargo and Mail (in million)
Domestic	147.24	2.58	0.25	1,666.06	-1.43
Regional	2.54	3.97	5.58	25.03	1.13
International	502.92	-4.99	11.41	5,814.82	9.84
Total	652.70	-3.35	8.66	7,505.90	7.09
Passengers carried (in thousand)
Domestic	9,721.40	-0.67	5.75	119,491.96	10.01
Regional	218.30	1.86	7.73	2,527.04	8.47
International	1,574.63	10.58	14.72	17,862.74	16.35
Total	11,514.33	0.78	6.93	139,881.74	10.75
Cargo and mail carried (in thousand tonnes)
Domestic	91.07	1.83	-0.95	1,040.35	-0.75
Regional	2.19	3.98	6.02	21.85	-0.73
International	57.98	-4.56	10.33	664.37	10.37
Total	151.24	-0.69	3.19	1,726.57	3.25

Capacity	December 2018			Cumulative 2018
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	18,415.43	0.98	9.89	216,175.00	11.23
Regional	371.42	3.45	11.43	4,383.60	14.04
International	8,475.94	10.40	13.15	93,884.33	13.87
Total	27,262.79	3.76	10.91	314,442.93	12.04
ATK (in million)
Domestic	2,093.40	0.33	10.34	24,550.66	10.75
Regional	42.79	3.47	11.32	503.53	12.70
International	1,586.55	5.43	12.69	17,675.44	12.46
Total	3,722.73	2.48	11.34	42,729.63	11.47
ATK - Cargo and Mail (in million)
Domestic	436.01	-2.06	12.07	5,094.91	8.95
Regional	9.36	3.56	10.94	109.01	8.08
International	823.71	1.21	12.27	9,225.85	11.20
Total	1,269.08	0.08	12.19	14,429.77	10.37

Load Factor	December 2018			Cumulative 2018
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	80.25	-0.45	-1.55	82.79	0.25
Regional	76.10	-1.79	-0.90	75.39	-0.96
International	82.93	2.56	0.79	81.92	0.25
Total	81.03	0.47	-0.81	82.43	0.23
Cargo and Mail Load Factor
Domestic	33.77	1.53	-3.98	32.70	-3.45
Regional	27.09	0.11	-1.37	22.96	-1.58
International	61.06	-3.98	-0.47	63.03	-0.78
Total	51.43	-1.83	-1.67	52.02	-1.59
Overall Load Factor (RTK/ATK)
Domestic	69.76	-0.04	-2.22	71.00	-0.43
Regional	64.50	-1.62	-0.94	62.63	-0.60
International	70.71	-0.45	0.13	71.06	-0.23
Total	70.11	-0.40	-1.21	70.92	-0.35

Notes:

1.	“RPK(s)” refers to the number of revenue passengers carried multiplied by the kilometers flown;

2.	“RTK(s)” refers to the revenue load (passenger and cargo) in tonnes multiplied by the kilometers flown;

3.	“RTK(s) - Cargo and Mail” refers to the revenue cargo and mail load in tonnes multiplied by the kilometers flown;

4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;

5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;

6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;

7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;

8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;

9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

14 January 2019

As at the date of this announcement, the Directors include Wang Chang Shun and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.